UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                           Immtech International, Inc.
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                         (Title of Class of Securities)


                                   452519 10 1
                                 (CUSIP Number)










                                December 31, 2004
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ] Rule 13d-1(b)

       [X] Rule 13d-1(c)

       [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------                        ------------------
CUSIP No.  452519 10 1                          13G           Page 2 of 5 Pages
--------------------------------------                        ------------------

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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Chan Kon Fung
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
      Instructions)(a) [ ]  (b) [ ]
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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION        Hong Kong

--------------------------------------------------------------------------------
              5      SOLE VOTING POWER            953,410
  NUMBER OF
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  6      SHARED VOTING POWER          0
  OWNED BY
    EACH      ------------------------------------------------------------------
  REPORTING   7      SOLE DISPOSITIVE POWER       953,410
   PERSON
    WITH      ------------------------------------------------------------------
              8      SHARED DISPOSITIVE POWER     0

--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     953,410

--------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (See Instructions) [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      8.69%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)       IN

--------------------------------------------------------------------------------

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                                                             Page 3 of 5 Pages



Item 1(a).         Name of Issuer.

                   Immtech International, Inc.


Item 1(b).         Address of Issuer's Principal Executive Offices.
                   150 Fairway Drive, Suite 150
                   Vernon Hills, Illinois 60061


Item 2(a).         Names of Persons Filing.

                   Chan Kon Fung


Item 2(b).         Address of Principal Business Office or, if none, Residence.

                   Flat B, 16th Floor, 132 Broadway
                   Mei Foo Sun Chuen
                   Kowloon, Hong Kong


Item 2(c).         Citizenship.

                   Hong Kong


Item 2(d).         Title of Class of Securities.

                   Common Stock, par value $0.01 per share.


Item 2(e).         CUSIP Number.

                   452519 10 1


Item 3.

                   If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                   (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

                   (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
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                                                             Page 4 of 5 Pages



                   (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                   (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                   (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

                   (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

                   (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

                   (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                   (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                   (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                   If this statement is filed pursuant to ss.240.13d-1(c), check this box [ ].

Item 4.            Ownership.

                   (a) Amount beneficially owned: 953,410

                   (b) Percent of class: 8.69%

                   The foregoing percentage is calculated based on 10,972,118 shares of Common Stock outstanding as of December 31, 2004, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on February [ ], 2005.

                   (c) Number of shares as to which the person has:

                         (i)   Sole power to vote or to direct the
                               vote:                                   953,410
                         (ii)  Shared power to vote or to direct the
                               vote:                                         0
                         (iii) Sole power to dispose or to direct the
                               disposition of:                         953,410
                         (iv)  Shared power to dispose or to direct
                               the disposition of:                           0

Item 5.            Ownership of Five Percent or Less of a Class.

                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
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                                                             Page 5 of 5 Pages



Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person.

                   Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                   Inapplicable.

Item 8.            Identification and Classification of Members of the Group.

                   Inapplicable.

Item 9.            Notice of Dissolution of Group.

                   Inapplicable.

Item 10.           Certification.

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005



                                                   /s/ Chan Kon Fung
                                          -------------------------------------
                                                     Chan Kon Fung